Exhibit 99.1
For:                 B + H Ocean Carriers Ltd

From:                Navinvest Marine Services (USA) Inc.
           The Sail Loft
           19 Burnside St
           Bristol, RI 02809

FOR IMMEDIATE RELEASE

B + H OCEAN CARRIERS LTD. ANNOUNCES AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE FILING OF ITS 2009 ANNUAL REPORT

NEW YORK, NEW YORK, June 10, 2010..... B + H Ocean Carriers Ltd, (NYSE AMEX: BHO) reported an audited loss of $(70.8 million) or $(12.74) per share basic and diluted on weighted average shares of 5,555,426 for the year ending December 31, 2009, as compared with audited net income of $15.9 million or $2.36 per share basic and diluted on weighted average shares of 6,732,832 for the year ended December 31, 2008. The unaudited net loss for the three months ended December 31, 2009, was $(28.8 million) or $(5.19) per share basic and diluted on weighted average shares of 5,555,426 as compared with an unaudited net loss of $(1.2 million) or $(0.19) per share basic and diluted on weighted average shares of 6,334,031, for the three months ended December 31, 2008.

The Company stated that its net loss for 2009 reflected non-cash impairment charges and losses on sale of vessels totaling $(64.1 million) as compared to a net gain of $5.9 million in 2008. The Company said that it sold six vessels during 2009 and paid down secured debt by $66.2 million, representing 41% of total secured debt at December 31, 2008. It also said that subsequent to December 31, 2009, it cancelled a contract to purchase a newbuilding Accommodation Field Development Vessel and received refunds aggregating $5.9 million as a result of the seller’s default on its obligations under the contract. The Company’s remaining wholly-owned vessels are currently all employed on profitable long term charters through various dates in 2011 and 2012.

As a consequence of these developments and of covenant amendments agreed with lenders, at December 31, 2009 the Company’s long term debt, reclassified in recent prior periods as current, was now returned to classification as long term.

The Company stated that its EBITDA for the 2009 period was $22.0 million vs. $54.4 million for the 2008 year, and that for the three months ended December 31, 2009, its EBITDA was $5.6 million vs. $5.9 million for same 2008 period.

The Company reported that it had today filed its 2009 Annual Report on Form 20-F with the United States Securities and Exchange Commission. Any shareholder may receive a hard copy of the Company’s complete Annual Report, which includes the Company’s complete 2009 audited financial statements, upon request.

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations

	For the twelve months ended		For the three months ended
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(audited)	(audited)	(unaudited)	(unaudited)
Revenues:
Voyage and time charter revenues	$ 77,733,764	$ 104,018,073	$ 16,065,797	$ 19,146,824
Other revenue	29,946	890,842	-	-
Total revenues	77,763,710	104,908,915	16,065,797	19,146,824

Operating expenses:
Voyage expenses	13,758,771	28,097,799	1,069,874	3,490,392
Vessel operating expenses, drydocking and survey costs	36,778,737	46,845,031	8,092,830	15,867,186
Depreciation	17,031,428	16,443,807	4,650,749	6,143,893
Amortization of deferred charges	8,194,909	8,755,356	641,143	428,491
Impairment charge on vessel	28,918,393	7,364,675	28,918,393	1,128,252
Goodwill impairment charge	118,750	-	-	-
Loss (gain) on sale of vessels	35,067,228	(13,262,590)	41,050	-
General and administrative expenses	5,209,864	6,035,828	1,290,214	1,403,267
Total operating expenses	145,078,080	100,279,906	44,704,253	28,461,481

(Loss) income from vessel operations	(67,314,370)	4,629,009	(28,638,456)	(9,314,657)

Other income (expense):
Interest expense	(6,980,341)	(11,249,461)	(1,291,414)	(2,320,979)
Interest income	18,275	1,156,151	243	55,332
Income from investment in Nordan OBO 2 Inc.	1,192,504	3,933,495	411,403	2,854,275
Gain (loss) from financial instruments	2,289,440	17,395,922	697,865	7,549,928
Total other (expense) income, net	(3,480,122)	11,236,107	(181,903)	8,138,556

Net (loss) income	$ (70,794,492)	$ 15,865,116	$ (28,820,359)	$ (1,176,101)

Basic earnings per common share	$ (12.74)	$ 2.36	$ (5.19)	$ (0.19)

Diluted earnings per common share	$ (12.74)	$ 2.36	$ (5.19)	$ (0.19)
Weighted average number of common shares outstanding:
Basic	5,555,426	6,723,832	5,555,426	6,334,031
Diluted	5,555,426	6,723,832	5,555,426	6,334,031

About the Company

B + H Ocean Carriers Ltd is a international shipowning and operating company with a fleet of six vessels, including one Panamax product tanker, five product-suitable Panamax combination carriers capable of transporting both wet and dry bulk cargoes and a 50% interest in an additional combination carrier.

The Company provides EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and other non-cash gains and losses.   Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees.  EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2009 Annual Report on Form 20-F and previous announcements, access the Company’s website at www.bhocean.com

Company contact:     John Lefrere
                                  Tel:  +1 917 225 2800
                                  Email: investorrelations@bhcousa.com

063595/001-1854596.4